May 24, 2024

Stacie Gorman

Office of Real Estate & Construction

Division of Corporation Finance

Re:	Robert Ventures Holdings LLC
Offering Statement on Form 1-A
Filed September 15, 2023
File No. 024-12331

Ms. Gorman:

Please see below for responses to the Division’s letter dated May 14, 2024, regarding the above captioned matter. All questions have been addressed in amendment No. 5 to the Offering Statement on Form 1-A, filed May 24, 2024 (“amendment”), as further herein detailed.

Description of Business

Digital Assets, page 25

1.We note your revisions addressing the apparent clerical errors referenced in prior comment 17 and partially reissue the comment. Your disclosure in the last paragraph on page 25 continues to state, "The amount of capital deployed will be based on market reevaluation of its status, conditions and opportunities available in the market" (emphasis added). We are unclear as to the meaning of the phrase “reevaluation of its status” in the context of this sentence, and its inclusion here appears to be a clerical error, as previously noted in our comment. Please revise to clarify your disclosure, as appropriate, or advise otherwise.

The amendment has been revised to remove the above referenced sentence such that the reference paragraph is clear.

2.We are unable to locate revised disclosure in response to bullets 2 and 3 in prior comment 4. Please revise your disclosure on page 27 to address the following:

•Describe what “SOC I and SOC II Type II audits” are and disclose how frequently they are conducted; and

•Describe how your independent auditor will verify the existence of your crypto assets held by the custodian.

The amendment has been revised to disclose the following:

A SOC 1, Type II report is an independent audit that examines the internal controls of a service organization relevant to financial reporting. Conducted over a period, typically six to twelve months, it assesses if those controls are designed effectively and operate as intended. This report provides valuable assurance to investors regarding the security and reliability of the financial processes and data handling of the service organization.

A SOC 2, Type II audit is an independent assessment of a crypto custodian's security controls, focusing on their design and operational effectiveness over a specific period. This audit verifies that the custodian has robust measures in place to ensure the security, availability, processing integrity, confidentiality, and privacy of data, providing assurance to investors about the custodian's ability to protect digital assets and maintain secure and reliable systems.

In order to verify the existence of our crypto assets held by BitGo, our auditor may be provided view-only access directly by us, or our auditor may request specific reports from BitGo in order to verify the existence of the crypto assets.

Staking Process on BitGo, page 27

3.We note your response and revised disclosure to prior comment 7, including your revised risk factor disclosure at pages 10 – 13. In an appropriate section of the offering circular, please further revise to discuss the internal procedures and policies you will use to determine whether your interest arising from any delegated staking program in which you participate is not itself a "security" under Securities Act Section 2(a)(1).

Our internal procedures and policies are thoroughly discussed in the amendment under “Digital Assets” in the “Description of Business” section. The same procedures and policies used to determine whether our crypto assets are securities will be used to determine if any interest arising from any delegated staking program in which we participate is itself a security under Securities Act Section 2(a)(1). We have made revisions to this section to make clear that the procedures and policies described in the section also apply to any interests arising from any delegated staking program.

Management's Discussion and Analysis..., page 31

4.We note your response to prior comment 2. We note that the table on page 30 refers to loan numbers. Please revise to make it clear that you are referring to the loans as numbered starting on page 31. Further, it appears that three of the loans, Blanket, Cobia, and Rampart, have expired or are about to expire. Please revise your disclosure to clarify the status of these loans, including clear disclosure for each as to how you have either paid off these loans or renegotiated the terms, including whether you have renegotiated. It does not appear that you will be able to withdraw any additional funds from the loans that have later expiration dates as they appear to be fully withdrawn.

The amendment has been revised to add a reference to the table such that it is now clear that we are referring to the loans as numbered later in the amendment.

The loan terms have been updated and modified in the section of the amendment entitled “description of current outstanding loans.” Townebank's new terms have been changed, and the Cobia and Rampart descriptions have been modified to be clearer. The loan can be extended automatically every three months. It cannot be extended past three years. It is also noted that these loans can be drawn past their original maturity date but not past three years. All loans are active and, therefore, on this description page. We inserted “Description of Current Outstanding Loans” to make clearer they are all still outstanding.

Part III - Exhibits, page 38

5.Please amend your filing to make sure all exhibits are submitted in a text searchable format. See Section 5.1 of the EDGAR Filer Manual (Volume II) EDGAR Filing (Version 31) (June 2015), and Item 301 of Regulation S-T.

The amendment has been revised so that all exhibits are submitted in a text searchable format. All new exhibits submitted in the previous amendment have been resubmitted with this amendment in text searchable format.

Financial Statements, page F-1

6.Please update your financial statements and any related financial information in an amended offering circular in accordance with Part F/S, paragraph (c)(1) of Form 1-A.

The Company has engaged a new independent auditor to provide audited financial statements and will provide such audited statements in a subsequent amendment once they are completed.

7.We note your response to comment 10. Rule 2-01 of Regulation S-X prohibits an auditor from providing compilation services during the audit and professional engagement period. The audit and professional engagement period for your December 31, 2022 financial statements extends through the date the audit opinion was issued on August 15, 2023. Given that SD Associates P.C. was engaged to compile interim financial statements for the six-month period ended June 30, 2023 on August 11, 2023, which is prior to the audit opinion issuance, they provided prohibited services during the 2022 audit and professional engagement period. As a result, SD Associates is not in compliance with Rule 2-01 of Regulation S-X. Please amend your offering statement to include audited financial statements as of and for the period ended December 31, 2022 from a firm that complies with the auditor independence standards outlined in Rule 2-01 of Regulation S-X. Furthermore, we note that SD Associates P.C. is also not independent for the year ended December 31, 2023 given that they provided compilation services for the six-month period ended June 30, 2023.

The Company has engaged a new independent auditor to provide audited financial statements and will provide such audited statements in a subsequent amendment once they are completed.

Statements of Members Equity, page F-14

8.We note your response to comment 12 and reissue the comment in its entirety. Please revise the Statement of Members Equity to separately present activity related to the components of members' equity (i.e. Members' equity Robert Ventures Holdings LLC and Non-controlling interest) in order to roll forward such amounts consistent with the ending balances in the corresponding balance sheet. For instance, your disclosure should reflect the beginning balance of each component, the current period impacts for activity such as capital contributions and withdrawals, as well as net (loss) attributable to both Robert Ventures Holdings and non-controlling interests, and the corresponding ending balance as reflected elsewhere in your financial statements. Refer to Rules 8-03(a)(5) and 3-04 of Regulation S-X.

The requested change will be implemented and submitted in a subsequent amendment with revised audited financial statements provided by a new independent auditor.

General

9.We note that the contents of your website are testing the waters materials. Please revise the link to the "Current Preliminary Offer" to the current version of the offering circular.

The link has been updated to the current version of the offering circular.

10.We note your response to prior comment 15, and we reissue the comment. To clarify, comment 15 requested analyses of the Company’s current operations and balance sheet, not with respect to future operations or the Company’s balance sheet upon investment of offering proceeds. We note, for example, that the consolidated balance sheet, dated December 31, 2022, included $970,264 of “cash and cash equivalents” and $983 of “interest receivable,” while the Company’s June 30, 2023, balance sheet also included “Property held for investment.” Comment 15—among other things—prompted the Company to describe these assets in the context of its status analysis under the Investment Company Act of 1940. Please provide these analyses as of the Company’s most recent fiscal quarter ended.

Our previous response indicated that the Company does not own securities or investment securities having a value exceeding 40 percent of the value of our total assets on an unconsolidated basis. However, this was not meant to imply that the Company has securities or investment securities on its balance sheet as of the most recent fiscal quarter ended. The Company has no securities or investment securities on its balance sheet as of the most recent fiscal quarter ended. The Company’s primary business activities involve purchasing land and constructing new homes for sale through KS OBX LLC, in which it holds a 70% equity interest. These assets held by KS OBX LLC are fee simple interests in real estate and do not constitute securities or investment securities nor does the Company’s interest in KS OBX LLC, or its interest in RV Digital LLC, which is wholly owned and will hold the Company’s crypto assets once the Company acquires such assets. To be clear, as of the most recent fiscal quarter ended we had no assets which are considered securities.

As of the Company’s most recent fiscal quarter ended, the Company has $203,112.00 as cash and cash equivalents. $5,401.85 is cash in a bank account in the name of the Company. KS OBX LLC has $191,514.86 cash in its bank account and RV Digital LLC has $5,335.78 cash in its bank account, $859.50 cash in an Interactive Broker’s account and $0.01 cash in a Payward Ventures account. As stated previously, the Company will be providing revised financial statements in a subsequent amendment which shall evidence these amounts.

11.We note you have revised your disclosure to indicate that you intend to “focus a majority of [your] investments in the acquisition of real estate….” Please clarify whether, in these and similar references to the acquisition of “real estate,” you reference the direct acquisition of fee simple interests in real estate, rather than, for example, interests in partnerships or limited liability companies that themselves own fee simple interests in real estate. To the extent that you do, in fact, mean to indicate that the Company will itself acquire fee simple interests in real estate, please update relevant disclosure in the offering circular to clarify this intent.

The referenced risk factor has been adjusted in the amendment to clarify that we intend to hold a sufficient amount of real estate and other non-real estate related assets which are not securities through our subsidiaries such that we will be excluded from the definition of an investment company. This does not necessarily mean that a majority of our assets will be real estate related, unless we need to adjust our assets to comply with the exception provided by Section 3(c)(5)(C).

References to the acquisition of real estate refers to fee simple interests in real estate the Company will acquire through KS OBX LLC, in which the Company has a 70% ownership interest. We do not intend to joint venture, or otherwise acquire any other partial interests in other subsidiaries. The amendment has been revised to clarify this in the above referenced risk factor and the beginning of the “Description of Business” section.

12.We note in several instances that your cross-references do not match to the actual page number. As examples only, we note the following:

•The forepart of your offering statement includes several references to the “Risk Factors” section “beginning on page 7 of this offering circular.” However, this section begins on page 3 of the offering circular.

•On page 11, your disclosure references the section headed “Staking Process on BitGo” as “outlined on page 29.” However, such disclosure is included on page 27 of the offering circular.

•On pages 25 and 28, your disclosure references the section headed “Use of Delegated Staking Activities in Crypto Assets and Associated Risks” as disclosed “on page 12.” However, such disclosure begins on page 10 of the offering circular.

Please update your cross-references to include correct page numbers, including in any subsequent amendments to your filing going forward. Similarly, for any subsequent amendments to your filing, please update your table of contents to include correct page numbers.

The amendment has been revised to correct page numbers for the cross references and table of contents.

We appreciate your time and attention in this matter.

Sincerely,

/s/ Dodson Robinette PLLC